Exhibit 12(a)

General Electric Capital Services, Inc.
and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31
(Dollars in millions)	2005	2004	2003	2002	2001

Earnings from continuing operations	$9,141	$7,853	$5,931	$5,291	$4,406
Provision for income taxes	1,104	1,513	988	699	988
Minority interest	202	190	127	145	158
Earnings from continuing operations before
income taxes and minority interest	10,447	9,556	7,046	6,135	5,552

Fixed Charges:
Interest	14,469	11,223	10,002	9,639	10,399
One-third of rentals(a)	331	310	276	300	307
Total fixed charges	14,800	11,533	10,278	9,939	10,706
Less interest capitalized, net of amortization	(72)	(37)	(23)	(38)	(88)

Earnings from continuing operations
before income taxes and minority
interest plus fixed charges	$25,175	$21,052	$17,301	$16,036	$16,170

Ratio of earnings to fixed charges	1.70	1.83	1.68	1.61	1.51

(a)	Considered to be representative of interest factor in rental expense.